140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
	Brussels	Orange County
	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
October 27, 2014	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

File No. 042942-0018

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Russell Mancuso, Branch Chief
Tom Jones, Staff Attorney
Kevin Vaughn, Accounting Branch Chief
Eric Atallah, Staff Accountant

Re:	Nevro Corp.
Amendment No. 1 to Registration Statement on Form S-1
Publicly filed on October 10, 2014
CIK No. 0001444380

Ladies and Gentleman:

On behalf of our client, Nevro Corp. (the “Company” or “Nevro”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) an amendment to our Registration Statement (the “Registration Statement”) on Form S-1 (“Amendment No. 3”).  The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under Title I, Section 106 of the Jumpstart Our Business Startups Act (the “JOBS Act”) on August 8, 2014 (the “Draft Submission”) and a second submission amending the Draft Submission on September 16, 2014 (the “Second Draft Submission”).  The Company filed the Registration Statement on October 3, 2014 in a form that is substantively identical to the Second Draft Submission, and subsequently filed an amendment to the Registration Statement on October 10, 2014 (“Amendment No. 1”) and an exhibits-only amendment on October 15, 2014 (“Amendment No. 2”).

Amendment No. 3 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on October 23, 2014 from the staff of the Commission (the “Staff”).  For your convenience, we are providing by overnight delivery a courtesy package that includes copies of Amendment No. 3, including copies which have been marked to show changes from Amendment No. 1, as well as copy of this letter.

October 27, 2014

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

If we fail to comply with our obligations, page 30

1.                                      We note your revisions in response to prior comment 6; however, it remains unclear how an investor could know from your disclosure the substance of response 33 in your letter to us dated September 16, 2014. Please revise to clarify, and as appropriate, to indicate the features of your product that rely on the Mayo license in a manner that permits investors to understand the importance and effect of the license.

Response:                                         In response to the Staff’s comment, the Company has revised page 30 of Amendment No. 3.

CCC Supply Agreement, page 103

2.                                      Please tell us whether you have satisfied the minimum order requirement to restrict CCC from the activity mentioned in the penultimate sentence of the first paragraph. Also provide us your analysis of the likelihood that you will not satisfy the requirement in future periods.

Response:                                         In response to the Staff’s comment, the Company has revised page 106 of Amendment No. 3.

Director Compensation, page 121

3.                                      In an appropriate section of your prospectus, please disclose the IPO awards mentioned in sections 2(a) and 2(c) of exhibit 10.19.

Response:                                         In response to the Staff’s comment, the Company has revised page 124 of Amendment No. 3 to clarify that the option award to be granted to Mr. McCormick upon the pricing of the offering is in lieu of a separate IPO Award provided under Section 2(c) of the Non-Employee Director Compensation Program, and the awards to be granted to the other directors upon the pricing of the offering are in lieu of any Initial Awards provided for under Section 2(a) of the Non-Employee Director Compensation Program. The Company has also revised pages 145 through 148 of Amendment No. 3 to specify the estimated size of the awards based on the midpoint of the price range.

Principal Stockholders, page 142

4.                                      Please provide us your analysis of why it is appropriate to exclude from your beneficial ownership disclosure the shares mentioned in footnote (14) added to the table if those shares underlie options that will be exercisable within 60 days. We note the vesting terms that you disclose on pages 122 and 128.

Response:                                         The Company presently anticipates seeking a declaration of effectiveness of the Registration Statement and pricing the offering no earlier than November 4, 2014. The options disclosed in footnote (15) (formerly footnote (14)) will first become exercisable one month following the pricing of the offering, which will not occur within the 60-day period following October 1, 2014 provided for in Rule 13d-3. As such, the shares underlying these options have not been included among those beneficially owned as of October 1, 2014. The Company has, however, revised pages 145 through 148 of Amendment No. 3 to expressly indicate the size of each award and specify the vesting terms for these awards.

October 27, 2014

Exhibit 10.4(b)

5.                                      Please tell us which exhibit represents the Agreement for Manufacturing Conversion that exhibit 10.4(b) identifies as the document that defines “Second Source.”

Response:                                         The Company submits that the defined term “Second Source” referred to in exhibit 10.4(b) is defined in an agreement, the Agreement for Manufacturing Conversion, which does not meet the criteria under 601(b)(10) of Regulation S-K for filing with the Registration Statement.  The Agreement for Manufacturing Conversion between the Company and CCC del Uruguay S.A., the Company’s supplier of IPG devices, does not contain any material obligations of the Company and dealt with a discrete manufacturing project outside the scope of the parties’ supply agreement, which work has been completed. The Company further submits that the defined term has the ordinary definition in the industry, refers generically to any external manufacturer that could be a secondary supplier of an IPG device and does not refer to any particular supplier or group of suppliers. As the defined term references a well understood definition and only a generic reference to suppliers, it does not contain any information that would be material to a prospective investor.

As discussed with the Staff,  Amendment No. 3 also includes edits to update the prospectus for recent events, including entry by the Company into a term loan credit facility and non-binding indications of interest by several existing institutional investors to participate in the offering.

* * *

The Company acknowledges that

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 27, 2014

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (650) 463-2643 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anthony J. Richmond

of LATHAM & WATKINS LLP

CC:                          Michael DeMane, Nevro Corp.
Andrew H. Galligan, Nevro Corp.
Michael W. Hall, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP